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                              [Logo of MCMS, Inc.]

                                   MCMS, INC.
                             83 Great Oaks Boulevard
                           San Jose, California 95119


                                 April 27, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      MCMS, Inc. Registration Statement on Form S-1
                  Registration No. 333-46668

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act, MCMS, Inc., a Delaware corporation (the "Company"), hereby applies to withdraw the above-referenced Registration Statement, which relates to the proposed initial public offering of the Company's common stock (the "IPO"). Due to current market conditions, the Company has delayed its plans to effect the IPO. As market conditions change, the Company will reevaluate its financing plans, and may file a new registration statement relating to debt or equity securities. The Company confirms that no securities have been sold in connection with the proposed offering.

         Should you have any questions regarding this letter, please feel free to contact the undersigned at 208-898-2671.

                                        Very truly yours,

                                        MCMS, Inc.

                                        By:   /s/  Chris Anton
                                            ------------------------------------
                                            Name:  Chris Anton
                                            Title: Chief Financial Officer